

Mail Stop 3233

May 9, 2016

Via E-mail
Jeff Howard
Chief Executive Officer
34225 N. 25th Drive, Building 5
Phoenix, AZ 85058

> **Re: American Housing Income Trust Inc.**
> **Amendment No. 7 to Registration Statement on Form S-11**
> **Filed April 22, 2016**
> **File No. 333-208287**

Dear Mr. Howard:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure that you "may elect to file a post-effective amendment registering the Selling Shareholder shares herein at prevailing market prices as quoted on the OTCQB, or in privately negotiated transactions." Because the selling shareholders are deemed to be statutory underwriters and because you are not eligible to do an at the market offering on a primary basis pursuant to Rule 415(a)(4), the securities would have to be offered and sold at a fixed price for the duration of the offering. Please revise to delete this language here and elsewhere, as applicable. Refer to Securities Act Rules Compliance and Disclosure Interpretation Question 612.14 for guidance.

You may contact Wilson Lee, Senior Staff Accountant, at (202) 551-3468, or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. You may contact Rahul Patel, Staff Attorney, at (202) 551-3799, or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Attorney
Office of Real Estate and
Commodities

cc: Anthony Paesano, Esq.